Registration Statement No. 333-217200

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated September 21, 2018 to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017, and the Product Supplement dated May 1, 2017

$430,000

Autocallable Cash-Settled Notes with Fixed Interest Payments due on October 28, 2019

Linked to the SPDR® S&P® Metals & Mining ETF

•	The notes are designed for investors who are seeking fixed periodic interest payments of the principal amount per month, as well as a return of principal if the closing price of the SPDR® S&P® Metals & Mining ETF (the “Reference Stock”) on any monthly Call Date (beginning with the Call Date scheduled to occur on March 25, 2019) is greater than 105% of its Initial Stock Price (the “Call Level”). Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

•	The notes will bear interest at the rate set forth below. Interest will be payable on the 28th day of each month (or the next business day, if not a business day), beginning on October 29, 2018, and until the maturity date, subject to the automatic redemption feature.

•	If on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically called. On the Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period (a "Trigger Event"), as described below.

•	If the notes are not automatically redeemed, a Trigger Event has occurred, and the Final Stock Price is lower than the Initial Stock Price on the Valuation Date, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Pricing Date: September 21, 2018	Maturity Date: October 28, 2019
Settlement Date: September 26, 2018	Call Level: 105% of the Initial Stock Price
Valuation Date: October 23, 2019

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Initial Stock Price	Trigger Price	Annual Interest Rate	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
434	SPDR® S&P® Metals & Mining ETF	XME	$34.88	$24.94, 71.50% of the Initial Price*	8.00% (0.6667% per month)	06367WCH4	$430,000	100%	2.15% US$9,245	97.85% US$420,755

*Rounded to two decimal places

(1) Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may have foregone some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $978.50 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $970.10 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	SPDR® S&P® Metals & Mining ETF (NYSE Arca symbol: XME). See the section below entitled “The Reference Stock” for additional information about the Reference Stock.

Interest Rate:	8.00% per annum (0.6667% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $6.6667 for each $1,000 in principal amount per month.

Interest Payment Dates:	Interest will be payable on the 28th day of each month (or the next business day, if not a business day), beginning on October 29, 2018, and until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:	If the notes are automatically redeemed, then, on the Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:	The third (3rd) business day prior to a Call Settlement Date.

Call Settlement Dates:	The 28th day of each month (or the next business day, if not a business day), beginning on March 28, 2019 and until the Maturity Date, subject to the automatic redemption feature.

Payment at Maturity:	If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless (a) a Trigger Event has occurred and (b) the Final Stock Price is less than the Initial Stock Price.

If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

You will receive the applicable interest payment at maturity, whether or not a Trigger Event has occurred.

Trigger Event:	A Trigger Event will be deemed to occur if the closing price of the Reference Stock is less than the Trigger Price on any trading day during the Monitoring Period.

Trigger Price:	$24.94, which is 71.50% of the Initial Stock Price (rounded to two decimal places)

Monitoring Period:	The period from the Pricing Date to and including the Valuation Date.

Percentage Change:

Percentage Change:	Final Stock Price — Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:	$34.88, which was the closing price of the Reference Stock on the Pricing Date. The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Call Level:	$36.62, which is 105% of the Initial Stock Price (rounded to two decimal places).

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Pricing Date:	September 21, 2018

Settlement Date:	September 26, 2018

Valuation Date:	October 23, 2019

Maturity Date:	October 28, 2019

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002873/j427172424b5.htm

•	Prospectus supplement dated April 27, 2017:
https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Trigger Event has occurred. If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the monthly interest payments.

•	The protection provided by the Trigger Price may terminate on any day during the Monitoring Period. — If the closing price of the Reference Stock on any trading day during the Monitoring Period is less than the Trigger Price, you will be fully exposed at maturity to any decrease in the price of the Reference Stock. Under these circumstances, if the Percentage Change on the Valuation Date is less than zero, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Final Stock Price is less than the Initial Stock Price. You will be subject to this potential loss of principal even if, after the Trigger Event, the price of the Reference Stock increases above the Trigger Price.

•	Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than the Call Level. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•	Your return on the notes is limited to the interest payments, regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment. In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Stock Price exceeds the Call Level by a substantial amount. Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the 13 monthly payments of $6.6667, or approximately $86.6667, a return of 8.6667% over the term of the notes.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or the securities held by the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

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•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning shares of the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period. Your notes may trade quite differently from the Reference Stock. Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes. Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amount payable on the notes.

•	You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

•	No Delivery of Shares of the Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the Reference Stock delivered to you at maturity.

•	Changes that affect the Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of the index sponsor of the S&P Dow Jones Indices LLC (“S&P”), which is the “Underlying Index” of the Reference Stock, concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the index sponsor discontinues or suspends the calculation or publication of the Underlying Index.

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•	Adjustments to the Reference Stock could adversely affect the notes. — The sponsor and advisor of the Reference Stock, SSgA Funds Management, Inc. (“SSFM”), is responsible for calculating and maintaining the Reference Stock. The sponsor and advisor of the Reference Stock can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•	We have no affiliation with the index sponsor of the Underlying Index and will not be responsible for its actions. — The sponsor of the Underlying Index is not our affiliate, and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the index sponsor of the Underlying Index, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor of the Underlying Index has no obligation of any sort with respect to the notes. Thus, the index sponsor of the Underlying Index has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the index sponsor of the Underlying Index.

•	We and our affiliates do not have any affiliation with the investment advisor or the Reference Stock Issuer and are not responsible for their public disclosure of information. — The investment advisor of the Reference Stock Issuer advises the Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with the investment advisor or the Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the Reference Stock. Neither the investment advisor nor the Reference Stock Issuer is involved in the offering of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock Issuer that might affect the value of the notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor, the Reference Stock Issuer or the Reference Stock contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Reference Stock Issuer.

•	The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

•	The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor for a Reference Stock may invest a portion of the Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including in the Reference Stock, the securities that it holds, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock, such securities, or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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•	You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Reference Stock or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

•	The stocks included in the Underlying Index are concentrated in one industry. — All or substantially all of the equity securities held by the Reference Stock are issued by companies whose primary lines of business are directly associated with the metals and mining industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The metals and mining industry can be significantly affected by international political and economic developments, the success of exploration projects, commodity prices and tax and other government regulations. Companies involved in the metals and mining industry may benefit from government subsidies or certain trade protections. If those subsidies or trade protections are reduced or removed, the profits of such companies may be affected, potentially drastically. In addition, competitive pressures and the cyclical nature of the metal and mining industry may have a significant effect on the financial condition of these companies. These companies are also subject to risks of changes in exchange rates, terrorist attacks, depletion of resources and reduced demand. Such companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials and may be at risk for environmental damage claims. These factors could affect the metals and mining industry and could affect the value of the equity securities held by the Reference Stock and the price of the Reference Stock during the term of the notes, which may adversely affect the value of your notes.

Additional Risks Relating to the Terms of the Indenture and the Notes

•	The notes will be subject to risks, including non-payment in full, under Canadian Bank Resolution Powers. Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (“CDIC”) may, in circumstances where we have ceased, or are about to cease, to be viable, assume temporary control or ownership of us and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “Order,” including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act (Canada) (the “Bank Act”), the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) as domestic systemically important banks, which include us.

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•	If the CDIC were to take action under the Canadian bank resolution powers with respect to us, this could result in holders of the notes being subject to losses. As a result, you should consider the risk that you may lose all of your investment, including the principal amount, if the CDIC were to take action under the Canadian bank resolution powers, and that any remaining outstanding notes may be of little value at the time of the exercise of these powers and thereafter.

There is no limitation on the type of Order that may be made where it has been determined that we have ceased, or are about to cease, to be viable. As a result, you may be exposed to losses through the use of Canadian bank resolution powers.

•	The indenture under which the notes were issued provides only limited acceleration and enforcement rights for the notes. Our indenture under which the notes were issued will be amended to provide that acceleration of the notes will only be permitted (a) if we default in the payment of the principal of, or interest on, any of the notes and, in such case, the default continues for a period of 30 business days, or (b) certain bankruptcy, insolvency or reorganization events occur.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $71.50 (71.50% of the hypothetical Initial Stock Price), a hypothetical Call Level of $105.00 (105% of the hypothetical Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) a Trigger Event occurs or (ii) if a Trigger Event does not occur.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price is below the Trigger Price on any trading day during the Monitoring Period. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding Interest Payments)
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period
$150.00	150.00%	$1,000.00	$1,000.00
$125.00	125.00%	$1,000.00	$1,000.00
$110.00	110.00%	$1,000.00	$1,000.00
$105.00	105.00%	$1,000.00	$1,000.00
$100.00	100.00%	$1,000.00	$1,000.00
$90.00	90.00%	$1,000.00	$900.00
$80.00	80.00%	$1,000.00	$800.00
$75.00	75.00%	$1,000.00	$750.00
$71.50	71.50%	$1,000.00	$715.00
$65.00	65.00%	N/A	$650.00
$50.00	50.00%	N/A	$500.00
$25.00	25.00%	N/A	$250.00
$0.00	0.00%	N/A	$0.00

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U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
434	SPDR® S&P® Metals & Mining ETF	8.00%	3.0741%	4.9259%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated May 1, 2017 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement. That discussion and the discussion in this document, do not apply to holders subject to special rules including holder subject to Section 451(b) of the Code.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.60% of the principal amount in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

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For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the notes. Accordingly, the notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the notes who subsequently sells any of the notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date was determined based on the market conditions on the Pricing Date.

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The Reference Stock

In this section, Reference Stock Issuer refers to the SPDR® S&P® Metals and Mining ETF (the “XME”), Reference Stock refers to the shares of the XME, and Underlying Index refers to the S&P Metals & Mining Select IndustryTM Index.

The Reference Stock is an investment portfolio maintained and managed by SSFM. The Reference Stock trades on the NYSE Arca under the ticker symbol “XME.” The inception date of the Reference Stock is June 19, 2006.

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the metals and mining sub-industry portion of the S&P TMI.

The Reference Stock utilizes a “sampling” investment approach in attempting to track the performance of the Underlying Index. Under normal circumstances, the Reference Stock typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. Reference Stock will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

The S&P® Metals & Mining Select Industry® Index is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P TMI that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the aluminum, coal & consumable fuels, copper, diversified metals & mining, gold, precious metals & minerals, silver or steel sub-industries and (ii) satisfy certain liquidity and market capitalization requirements. The S&P TMI tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P TMI. An equal-weighted index is one where every stock or company has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

The return on your notes will not reflect any dividends paid on the Reference Stock, on the securities purchased by the Reference Stock or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the index, stocks must be in the S&P TMI and satisfy the following combined liquidity and market capitalization criteria: (i) a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio above 90% or (ii) a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%; and (iii) are U.S. based companies. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index’s rebalancing reference date.

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All stocks in the related GICS® sub-industries satisfying the above requirements are included in the index and, the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Index

The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. Given the index is an equal-weighted index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (“IWF”), which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float-adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $1 billion.

The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to a theoretical portfolio value of $1 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P TMI, such company will be represented once by the primary listing (generally the most liquid share line). In the event that a company issues a secondary share class to the index share class holders by means of a mandatory distribution, the newly issued share class line will be added to the index on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share class lines will then remain in the index until the next rebalancing, at which time only the primary share class line will be considered for continued inclusion.

The index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

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Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for float-adjusted market capitalization and the float-adjusted liquidity ratio is after the closing of the last trading date of the previous month. The reference date for GICS® classification is as of the rebalancing effective date. Existing stocks in the index are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%. A stock will also be deleted from the index if the S&P TMI deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to a qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date.

In the case of a merger involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements. The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction (i.e., the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities).

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as per the methodology of the Underlying Index.

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Historical Information of the SPDR® S&P® Metals and Mining ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)
2008	First Quarter	77.53	57.85
	Second Quarter	94.24	71.36
	Third Quarter	92.77	43.99
	Fourth Quarter	44.44	17.37

2009	First Quarter	32.49	20.79
	Second Quarter	43.00	26.36
	Third Quarter	49.62	32.87
	Fourth Quarter	53.55	42.35

2010	First Quarter	58.73	45.48
	Second Quarter	59.95	45.69
	Third Quarter	53.81	44.73
	Fourth Quarter	69.01	53.09

2011	First Quarter	74.28	65.53
	Second Quarter	76.48	62.77
	Third Quarter	71.80	44.82
	Fourth Quarter	58.99	41.88

2012	First Quarter	56.78	48.69
	Second Quarter	50.58	38.40
	Third Quarter	47.70	37.25
	Fourth Quarter	46.80	40.56

2013	First Quarter	46.68	39.21
	Second Quarter	39.41	32.11
	Third Quarter	39.37	32.88
	Fourth Quarter	42.09	36.60

2014	First Quarter	42.84	38.45
	Second Quarter	42.93	38.75
	Third Quarter	43.87	36.79
	Fourth Quarter	36.13	29.35

2015	First Quarter	30.87	25.72
	Second Quarter	29.13	24.33
	Third Quarter	23.97	16.43
	Fourth Quarter	19.77	14.44

2016	First Quarter	20.91	11.97
	Second Quarter	24.62	19.89
	Third Quarter	29.02	24.28
	Fourth Quarter	33.73	24.43

2017	First Quarter	34.85	29.63
	Second Quarter	31.37	28.03
	Third Quarter	32.95	29.54
	Fourth Quarter	36.40	30.32

2018	First Quarter	39.17	33.06
	Second Quarter	38.62	33.63
	Third Quarter (through the Pricing Date)	37.25	32.54

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Additional Information About the Notes, the Indenture and Canadian Bank Resolution Powers

Events of Default

Under the indenture, as it will be amended prior to the issue date of the notes, the term “event of default” means only any of the following:

•	we default in the payment of the principal of the notes and, in each case, the default continues for a period of 30 business days; or

•	certain bankruptcy, insolvency or reorganization events occur.

Canadian Bank Resolution Powers

General

Under Canadian bank resolution powers, the CDIC may, in circumstances where we have ceased, or are about to cease, to be viable, assume temporary control or ownership of us and may be granted broad powers by one or more Orders, including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent as D-SIBs, which include us.

The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a D-SIB, reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses.

Under the CDIC Act, in circumstances where the Superintendent is of the opinion that we have ceased, or are about to cease, to be viable and viability cannot be restored or preserved by exercise of the Superintendent’s powers under the Bank Act, the Superintendent, after providing us with a reasonable opportunity to make representations, is required to provide a report to CDIC. Following receipt of the Superintendent’s report, CDIC may request the Minister of Finance for Canada (the “Minister of Finance”) to recommend that the Governor in Council (Canada) make an Order and, if the Minister of Finance is of the opinion that it is in the public interest to do so, the Minister of Finance may recommend that the Governor in Council (Canada) make, and on that recommendation, the Governor in Council (Canada) may make, one or more of the following Orders:

•	vesting in CDIC, our shares and subordinated debt specified in the Order, which we refer to as a “vesting order”;

•	appointing CDIC as receiver in respect of us, which we refer to as a “receivership order”;

•	if a receivership order has been made, directing the Minister of Finance to incorporate a federal institution designated in the Order as a bridge institution wholly owned by the CDIC and specifying the date and time as of which our deposit liabilities are assumed, which we refer to as a “bridge bank order”; or

•	if a vesting order or receivership order has been made, directing CDIC to carry out a conversion, by converting or causing us to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – our shares and liabilities that are subject to the bail-in regime into our common shares or common shares of any of our affiliates, which we refer to as a “conversion order”.

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Following a vesting order or a receivership Order, CDIC will assume temporary control or ownership of us and will be granted broad powers under that Order, including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business.

Under a bridge bank order, CDIC has the power to transfer certain of our assets and liabilities to a bridge institution. Upon the exercise of that power, any of our assets and liabilities that are not transferred to the bridge institution would remain with us, which would then be wound up. In such a scenario, any liabilities of ours, including any outstanding notes (whether or not such notes are bail-inable notes) that are not assumed by the bridge institution could receive only partial or no repayment in our ensuing wind-up.

The notes offered hereby are not bail-inable notes.

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Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 27, 2017, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated April 27, 2017.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 27, 2017, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated April 27, 2017.